Exhibit 99.3

LG Energy Solution to Acquire Full Ownership of NextStar Energy in Joint Strategic Decision with Stellantis

•Ownership transition reflects a mutually agreed, strategic decision by LG Energy Solution and Stellantis, undertaken in consultation with NextStar Energy.

•Stellantis to sell its 49 per cent equity stake in NextStar Energy to its founding joint venture partner, LG Energy Solution.

•More than $5 billion CAD invested in NextStar Energy to date, reinforcing long-term growth, innovation, and commitment to high-quality Canadian jobs at Canada’s first and only commercial-scale battery manufacturing facility.

Windsor – 6 February 2026 – LG Energy Solution, Stellantis, and NextStar Energy today announced that LG Energy Solution will acquire full ownership of NextStar Energy, with Stellantis selling its 49 per cent equity stake to LG Energy Solution.

NextStar Energy was established as a joint venture by the two companies in 2022 to build Canada’s first large-scale battery manufacturing facility in Windsor, Ontario, and will continue building a resilient and competitive foundation for Canada’s battery future.

The ownership transition is a mutually agreed, strategic decision by the joint venture’s two shareholders, LG Energy Solution and Stellantis. The decision was informed by extensive engagement with NextStar Energy’s leadership team to ensure a seamless transition and strengthen the company’s long-term growth and investment outlook.

Under the new ownership structure, NextStar Energy will leverage LG Energy Solution’s technological leadership and global operational expertise to better serve a broader customer base, including the Energy Storage System (ESS) industry, and respond with greater agility to market conditions and demand to pursue future growth opportunities.

Stellantis remains a committed customer and will continue to source battery products from NextStar Energy.

NextStar Energy’s facility is a cornerstone of Canada’s advanced manufacturing and clean-energy sector, anchoring domestic battery production, strengthening North America’s battery supply chain, and supporting Canada’s long-term industrial competitiveness. More than $5 billion CAD has been invested in the facility to date, and it employs over 1,300 employees, with a long-term target of 2,500 employees as it scales to full production.

NextStar Energy will continue to play a pivotal role in strengthening Canada’s and North America’s battery manufacturing ecosystem by onshoring critical capabilities that meet the evolving needs of the automotive manufacturing sector and other strategic industries.

The closing of this transaction is subject to approvals and other conditions.

Quotes

“LG Energy Solution sees growth opportunities in North America by situating a key production hub in Canada. Full ownership of NextStar Energy will enable us to respond swiftly to the growing demand from the ESS market and position us to play a key role in Canada’s EV industry by securing additional North American-based customers.”

–David Kim, Chief Executive Officer of LG Energy Solution

“By enabling LG Energy Solution to fully leverage the Windsor facility’s capacity, we are strengthening its long-term viability while securing the battery supply for our electric vehicles. This is a smart, strategic step that supports our customers, our Canadian operations, and our global electrification roadmap.”

–Antonio Filosa, Chief Executive Officer of Stellantis

“This new ownership structure strengthens Canada’s position as a leader in battery manufacturing. It provides long-term certainty to continue investing in our Canadian workforce and our manufacturing capacity while delivering sustained economic benefits for Canada and Ontario.”

–Danies Lee, Chief Executive Officer of NextStar Energy

LG Energy Solution’s North American Operations

LG Energy Solution is the largest battery company in North America with the most diverse manufacturing footprint, spanning multiple customers, use cases, chemistries and formats. Upon the completion of this acquisition, the company will operate four stand-alone facilities (LG Energy Solution Michigan Holland, LG Energy Solution Michigan Lansing, LG Energy Solution Arizona, NextStar Energy) and four joint venture facilities in the region.

As the global battery market expands beyond EV into diverse sectors such as ESS, robotics, Urban Aerial Mobility and ships, LG Energy Solution is strategically rebalancing its portfolio and enhancing operational efficiency. The company is reallocating production capacity between EV and Energy Storage Systems to minimize new investments while maximizing the utilization of existing production lines worldwide. This strategic shift aims to increase global ESS production capacity to over 60 GWh this year, with more than 50 GWh of this capacity concentrated in North America.

ABOUT THE COMPANIES

LG Energy Solution
LG Energy Solution (KRX: 373220) is a leading global manufacturer of lithium-ion batteries for electric vehicles, mobility, IT, and energy storage systems. With more than 30 years of experience in revolutionary battery technology and extensive research and development (R&D), the company is the top battery-related patent holder in the world with over 90,000 patents. Its robust global network, which spans North America, Europe, and Asia, includes battery manufacturing facilities established through joint ventures with major automakers. Committed to building sustainable battery ecosystem, LG Energy Solution aims to achieve carbon neutrality across its value chain by 2050, while embodying the value of shared growth and promoting diverse and inclusive corporate culture. To learn more about LG Energy Solution’s ideas and innovations, visit https://news.lgensol.com.

Stellantis
Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com

NextStar Energy
NextStar Energy is Canada’s first large-scale battery manufacturing facility. Located in Windsor, Ontario, NextStar Energy is dedicated to the development and innovation of sustainable and efficient energy solutions, empowering the future of mobility. For more information, visit nextstar-energy.com.

CONTACT INFO

LG Energy Solution
LG Energy Solution Global Communications Team
lgesnews@lgensol.com

Stellantis
Kaileen Connelly
248-428-5168
Kaileen.connelly@stellantis.com

LouAnn Gosselin
519-984-2600
Louann.gosselin@stellantis.com

NextStar Energy
Daniela Ferro
519-984-1215
danielaferro@nextstar-energy.com

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